December 16, 2024

Shannon Livingston
Executive Vice President and Chief Financial Officer
Community West Bancshares
7100 N. Financial Drive, Suite 101
Fresno, CA 93720

       Re: Community West Bancshares
           Form 10-Q for Fiscal Quarter Ended September 30, 2024
           File No. 000-31977
Dear Shannon Livingston:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance